Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 filed December 10, 2008 and related Prospectus of Parkway Properties, Inc. for the registration of $300,000,000 of its common stock, preferred stock, and warrants to purchase preferred stock or common stock and to the incorporation by reference therein of our report dated February 27, 2008, with respect to the consolidated financial statements and schedules of Parkway Properties, Inc., and the effectiveness of internal control over financial reporting of Parkway Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
December 10, 2008